UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)

(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

DSL.net, Inc.
(Name of the Issuer)

MegaPath Inc.
DSL.net, Inc.	MDS Acquisition, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.0005
(Title of Class of Securities)

262506108
(CUSIP Number of Class of Securities)

Marc R. Esterman	Steven B. Chisholm
DSL.net, Inc.	MegaPath Inc.
50 Barnes Park North, Suite 104	555 Anton Boulevard, Suite 200
Wallingford, CT 06492	Costa Mesa, CA 92626
(203) 284-6100	(714) 327-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Matthew C. Dallett	David T. Young
Edwards Angell Palmer & Dodge LLP	Gunderson Dettmer Stough
111 Huntington Avenue	Villeneuve Franklin & Hachigian, LLP
Boston, MA 02199-7613	155 Constitution Drive
617-239-0100	Menlo Park, CA 94025
650-321-2400

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
N/A	$0

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing
Party:

Date
Filed:

* This Schedule 13E-3 is being filed in connection with a preliminary proxy statement seeking an amendment to DSL.net, Inc.’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares. The vote sought by the stockholders of DSL.net, Inc. is not subject to Rule 0-11(c)(1) because it is not being sought to approve a merger, consolidation or acquisition of a company.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, by DSL.net, Inc., a Delaware corporation (“DSL”), and MegaPath Inc., a Delaware corporation (“MegaPath;” as used herein, “MegaPath” shall refer to MegaPath Inc. or, as their interests shall appear or the context shall so dictate, MDS (as defined below), its wholly-owned subsidiary, or MDS and MegaPath, collectively). DSL is proposing that its stockholders, at the Special Meeting of the Stockholders of DSL (the “Special Meeting”), approve and adopt an amendment to DSL’s Amended and Restated Certificate of Incorporation (the “Amendment”) increasing the authorized number of shares of DSL’s common stock (“Common Stock”) from 800,000,000 shares to 4,000,000,000 shares and changing the par value of its Common Stock from $0.0005 to $0.0001 per share. By the record date for the Special Meeting, MDS Acquisition, Inc., a Delaware corporation (“MDS”) and a wholly-owned subsidiary of MegaPath, will have become the holder of approximately 54% of the outstanding Common Stock as a result of converting certain convertible notes it holds. Accordingly, the Proxy Statement (as defined below), which has been prepared to speak as of the date that the Proxy Statement is expected to be mailed to DSL’s stockholders, refers to MegaPath as a stockholder. If the Amendment is approved, MegaPath intends to cause MDS to convert an additional convertible promissory note issued by DSL into that number of shares of Common Stock that, when aggregated with the shares already owned by MegaPath, will equal 91% of the outstanding shares of DSL (assuming the exercise of all outstanding options and warrants for Common Stock). After such note conversion, as the holder of more than 90% of the outstanding shares of DSL and pursuant to Section 253 of the Delaware General Corporation Law, MDS and MegaPath intend to effect a “short form merger” of DSL into MDS (the “Merger”) which will result in (1) DSL ceasing to exist, (2) shares of Common Stock held by stockholders of DSL other than MDS or MegaPath being cancelled, and (3) such cancelled shares being eligible for a cash payment equal to their fair value based on DSL’s situation at the time of the Merger.

This Schedule 13E-3 is being filed with the SEC concurrently with a preliminary proxy statement filed by DSL pursuant to Rule 14A under the Exchange Act (the “Proxy Statement”), which will notify the holders of Common Stock of the Special Meeting at which they will be asked to approve the Amendment and transact any other business properly brought before the Special Meeting.

The information contained in the Proxy Statement is hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule 13E-3 will be further amended to reflect such amendment and completion of the Proxy Statement.

Item 1.    Summary Term Sheet.

The information set forth in the section of the Proxy Statement entitled “SUMMARY OF THE PROPOSAL - SPECIAL FACTORS” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) Name and Address.

The name of the subject company is DSL.net, Inc. DSL is a Delaware corporation with its principal place of business located at 50 Barnes Park North, Suite 104, Wallingford, CT 06492. DSL’s telephone number is (203) 284-6100.

(b) Securities.

The subject class of equity securities is DSL’s Common Stock. There were 239,020,817 shares of Common Stock outstanding on December 8, 2006.

(c) Trading Market and Price.

The information set forth in the section of the Proxy Statement entitled “INFORMATION ABOUT DSL.NET - The Company’s Common Stock” is incorporated herein by reference.

(d) Dividends.

The information set forth in the section of the Proxy Statement entitled “INFORMATION ABOUT DSL.NET - The Company’s Common Stock” is incorporated herein by reference.

(e) Prior Public Offerings.

DSL has not made any underwritten public offering of the Common Stock during the past three years.

(f)  Prior Stock Purchases.

Not Applicable.

Item 3.    Identity and Background of Filing Person.

(a) Name and Address.

1. DSL is a filing person and the subject company. DSL’s address and telephone number are 50 Barnes Park North, Suite 104, Wallingford, CT 06492; (203) 284-6100.

The persons identified in Instruction C to this Schedule with respect to DSL are listed in the Proxy Statement under “INFORMATION ABOUT DSL.NET - Directors and Officers,” which section is incorporated herein by reference. The business address of each such person is c/o DSL.net, Inc. 50 Barnes Park North, Suite 104, Wallingford, CT 06492.

2. MegaPath is also a filing person. MegaPath’s address and telephone number are 555 Anton Boulevard, Suite 200, Costa Mesa, CA 92626; (714) 327-2000. MegaPath is an affiliate of DSL by virtue of MegaPath’s wholly-owned subsidiary, MDS, (i) owning a convertible promissory note of DSL which is currently convertible into 26,263,109 shares of Common Stock, which would have represented 9.9% of the issued and outstanding shares as of December 8, 2006 had such note been converted on such date, (ii) having designated two members of DSL’s Board of Directors (the “Board”), (iii) owning other convertible promissory notes of DSL which, subject to the satisfaction of certain conditions, will be convertible into more than 91% of the issued and outstanding shares of Common Stock

(including shares of Common Stock already held at the time of conversion), and (iv) upon its owning a majority of the outstanding Common Stock, having the right to appoint two additional members of the Board.

The persons identified in Instruction C to this Schedule with respect to MegaPath are listed in the Proxy Statement under “INFORMATION ABOUT MEGAPATH - Directors and Officers,” which section is incorporated herein by reference. The business address of each such person is c/o MegaPath, 555 Anton Boulevard, Suite 200, Costa Mesa, CA 92626.

3. MDS is also a filing person. MDS’ address and telephone number are 555 Anton Boulevard, Suite 200, Costa Mesa, CA 92626; (714) 327-2000.

The persons identified in Instruction C to this Schedule with respect to MDS are listed in the Proxy Statement under “INFORMATION ABOUT MEGAPATH - Directors and Officers,” which section is incorporated herein by reference. The business address of each such person is c/o MegaPath, 555 Anton Boulevard, Suite 200, Costa Mesa, CA 92626.

(b) Business and Background of Entities.

The information set forth in the sections of the Proxy Statement entitled “INFORMATION ABOUT MEGAPATH - The Company” and “- Directors and Officers,” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

The information set forth in the sections of the Proxy Statement entitled “INFORMATION ABOUT DSL.NET - Directors and Officers” and “INFORMATION ABOUT MEGAPATH - Directors and Officers,” is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a) Material Terms.

The information set forth in the sections of the Proxy Statement entitled “SUMMARY OF THE PROPOSAL - SPECIAL FACTORS - Purpose and Effects of the Amendment” and “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION,” is incorporated herein by reference.

(b) Purchases.

Not applicable.

(c) Different Terms.

Not applicable.

(d) Appraisal Rights.

The information set forth in the section of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Stockholder Appraisal Rights,” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders.

DSL has not made any provision to grant its unaffiliated security holders access to the corporate files of DSL or to obtain counsel or appraisal services for such unaffiliated security holders at the expense of DSL.

(f) Eligibility for Listing or Trading.

Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions.

(1) The information set forth in the section of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Background of, Reasons for, and Alternatives to the Proposal,” is incorporated herein by reference.

(2) Not applicable.

(b) Significant Corporate Events.

The information set forth in the sections of the Proxy Statement entitled “SUMMARY OF THE PROPOSAL - SPECIAL FACTORS - Background of the Proposal,” and “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Background of, Reasons for, and Alternatives to the Proposal,” is incorporated herein by reference.

(c) Negotiations or Contacts.

The information set forth in the section of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Background of, Reasons for, and Alternatives to the Proposal,” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Background of, Reasons for, and Alternatives to the Proposal - Closing of the Financing Transaction,” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.

Not applicable with respect to the Amendment.

Common Stock of DSL will be cancelled if and when the Merger occurs.

(c) Plans.

(1) The information set forth in the sections of the Proxy Statement entitled “SUMMARY OF THE PROPOSAL - SPECIAL FACTORS - Purpose and Effects of the Amendment” and “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION,” is incorporated herein by reference.

(2) Not applicable.

(3) The information set forth in the sections of the Proxy Statement entitled “SUMMARY OF THE PROPOSAL - Purpose and Effects of the Amendment” and “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION,” is incorporated herein by reference.

(4) Upon the record date, the number of authorized members of the Board will be increased from five members to seven members and upon such increase MegaPath will have the right to designate the individuals to fill the two newly created Board seats.

(5) Not applicable.

(6) Not applicable.

(7) The information set forth in the section of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Purpose and Effects of the Amendment,” is incorporated herein by reference.

(8) The information set forth in the section of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Purpose and Effects of the Amendment,” is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a) Purposes.

The information set forth in the section of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Purpose and Effects of the Amendment,” is incorporated herein by reference.

(b) Alternatives.

The information set forth in the sections of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Background of, Reasons for, and Alternatives to the Proposal,” and “- Fairness of the Proposal,” is incorporated herein by reference.

(c) Reasons.

The information set forth in the sections of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Purpose and Effects of the Amendment,” and “- Background of, Reasons for, and Alternatives to the Proposal,” is incorporated herein by reference.

(d) Effects.

The information set forth in the sections of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Purpose and Effects of the Amendment,” and “- Background of, Reasons for, and Alternatives to the Proposal,” is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

(a) Fairness.

The information set forth in the sections of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Purpose and Effects of the Amendment,” and “- Fairness of the Proposal,” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness.

The information set forth in the sections of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Background of, Reasons for, and Alternatives to the Proposal - Factors Considered by the Board,” and “- Fairness of the Proposal,” is incorporated herein by reference.

(c) Approval of Security Holders.

Voting at the Special Meeting will not be structured to require approval of a majority of unaffiliated stockholders.

(d) Unaffiliated Representative.

No unaffiliated representative has been retained by a majority of the directors of DSL who are not DSL employees to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of and/or preparing a report concerning the fairness of the Amendment or of any subsequent transaction with MegaPath.

(e) Approval of Directors.

The Amendment and the Financing Transaction (as defined in the section of the Proxy Statement entitled “SUMMARY OF THE PROPOSAL - SPECIAL FACTORS - Purpose and Effects of the Amendment”) were unanimously approved by the members of DSL’s Board of Directors, a majority of whom were not and are not DSL employees.

(f) Other Offers.

The information set forth in the sections of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Background of, Reasons for, and Alternatives to the Proposal,” and “- Fairness of the Proposal,” is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations.

(a) Report, Opinion or Appraisal.

The information set forth in the section of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Fairness of the Proposal,” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the sections of the Proxy Statement entitled “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Fairness of the Proposal,” and “- Background of, Reasons for, and Alternatives to the Proposal,” is incorporated herein by reference.

(c) Availability of Documents.

The report prepared by The Bank Street Group LLC (“Bank Street”), dated August 18, 2006 (the “Bank Street Report”), is available for inspection and copying at DSL’s principal executive offices located at 50 Barnes Park North, Suite 104, Wallingford, CT 06492 during DSL’s regular business hours by any interested stockholder of DSL or representative of such holder who has been so designated in writing. The Bank Street Report is filed as Exhibit C hereto.

Item 10.    Source and Amounts of Funds or Other Consideration.

(a) Source of Funds.

The Amendment does not require the use of any funds.

With regard to the Financing Transaction and the Merger, the information set forth in the section of the Proxy Statement entitled “INFORMATION ABOUT MEGAPATH - MegaPath’s Financing,” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(c) Expenses.

The information about estimated fees and costs set forth in the section of the Proxy Statement entitled “INFORMATION ABOUT DSL.NET - Financial Information,” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 11.    Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Proxy Statement entitled “INFORMATION ABOUT DSL.NET - Security Ownership of Principal Stockholders and Management,” is incorporated herein by reference. Except as set forth in such section, no officer or director of MegaPath has a beneficial interest in securities of DSL.

(b) Securities Transactions.

The information about MegaPath’s acquisition of the convertible promissory notes contained in “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Background of, Reasons for, and Alternatives to the Proposal - Closing of the Financing Transaction,” is incorporated herein by reference.

In November 2006, David F. Struwas, DSL’s President and Chief Executive Officer, gifted, for no consideration, 63,250 shares of DSL’s Common Stock to The Dana-Farber Cancer Institute, a charitable organization. Otherwise, none of the other persons specified in Instruction 1 to Regulation M-A, Item 1008(b) has engaged in any transaction in DSL’s Common Stock during the past 60 days.

Item 12.    The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the section of the Proxy Statement entitled “THE SPECIAL MEETING - Voting by MegaPath and DSL.net Directors and Officers,” is incorporated herein by reference.

(e) Recommendations of Others.

The directors of DSL, acting as the Board, have recommended that the Amendment be approved because they believe it to be in the best interests of DSL and the unaffiliated stockholders.

Item 13.    Financial Information.

(a) Financial Information.

(1) The audited financial statements contained in DSL’s Annual Report on Form 10-K for the fiscal years ended December 31, 2005 and 2004, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled “INFORMATION ABOUT DSL.NET - Financial Information,” is incorporated herein by reference.

(2) The financial statements contained in DSL’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2006, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled “INFORMATION ABOUT DSL.NET - Financial Information,” is incorporated herein by reference.

(3) The following table sets forth DSL’s ratio of earnings to fixed charges for the periods indicated:

	Year Ended					Nine Months Ended Sep. 30, 2006
	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31 2004	Dec. 31, 2005

Ratio of earnings to fixed charges(1)	—	—	—	—	0.7	—

(1) For purposes of this calculation, “Earnings” consist of income (loss) before income taxes and fixed charges from continuing operations. “Fixed charges” consist of interest expense, amortization of debt discounts and the component of rental expense believed by management to be representative of the interest factor for those amounts. DSL had deficiencies in earnings necessary to cover fixed charges in each period as follows (in thousands): 2001-$114,542; 2002-$36,381; 2003-$35,180; 2004-$23,411; 2005-$2,936 and the nine months ended September 30, 2006-$13,346. DSL used $12,400,000 of the proceeds from the MegaPath Financing Transaction described in the Proxy Statement to prepay at a negotiated discount its debt owing to DunKnight Telecom Partners LLC and its co-investor (“DunKnight”) with a face principal of $13,000,000 which was due to mature on December 4, 2006. The difference in the interest expense between the newly acquired (MegaPath) debt and the retired (DunKnight) debt would not change the ratio of earnings to fixed charges by 10% or more; accordingly, DSL has not presented a pro forma ratio in the above table.

4) The information set forth in the section of the Proxy Statement entitled“INFORMATION ABOUT DSL.NET - Financial Information,” is incorporated herein by reference.

(b) Pro Forma Information.

Not Applicable.

(c) The information and financial statements set forth in the section of the Proxy Statement entitled “INFORMATION ABOUT DSL.NET - Financial Information,” is incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the section of the Proxy Statement entitled “THE SPECIAL MEETING - Expenses of Solicitation,” is incorporated herein by reference.

(b) Employees and Corporate Assets.

The information set forth in the section of the Proxy Statement entitled “THE SPECIAL MEETING - Expenses of Solicitation,” is incorporated herein by reference.

Item 15.    Additional Information.

All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.

Item 16.    Exhibits.

The exhibits listed in the Exhibit Index following the signature page hereto are filed herewith.

[Signature page follows.]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2006
DSL.NET, INC.

	By:	/s/ David F. Struwas
Name: David F. Struwas
Title: President & Chief Executive Officer

MEGAPATH INC.

By:	/s/ Steven B. Chisholm
Name: Steven B. Chisholm
Title: Sr. Vice President & Secretary

MDS ACQUISITION, INC.

By:	/s/ Steven B. Chisholm
Name: Steven B. Chisholm
Title: Sr. Vice President & Secretary

EXHIBIT INDEX

(a)    (1) Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Stockholders of DSL.net, Inc. (incorporated by reference to DSL’s preliminary Proxy Statement on Schedule 14A filed on [•], 2006).

(b)    Not applicable.

(c)    Bank Street Report to DSL Board of Directors (incorporated by reference to Exhibit 99(c) to DSL’s Schedule 13E-3 filed on November 15, 2006).

(d)      (i) First, Second, Third and Fourth Convertible Promissory Notes of DSL.net, Inc. (incorporated by reference to Exhibits 10.01, 10.02, 10.03 and 10.04, respectively, to DSL’s Form 8-K filed on August 29, 2006).

(ii) Purchase Agreement dated as of August 22, 2006 by and among DSL.net, Inc., MegaPath Inc. and MDS Acquisition, Inc. (incorporated by reference to Exhibit 10.01 to DSL’s Form 8-K filed on August 23, 2006).

(iii) Voting Agreement by and between Laurus Master Fund, Ltd. and MegaPath Inc. dated as of August 28, 2006 (incorporated by reference to Exhibit G to Exhibit 10.01 to DSL’s Form 8-K filed on August 23, 2006).

(iv) Voting Agreement by and between DunKnight Telecom Partners LLC, Knight Vision Foundation and MegaPath Inc. dated as of August 28, 2006 (incorporated by reference to Exhibit G to Exhibit 10.01 to DSL’s Form 8-K filed on August 23, 2006).

(f)    Not applicable (however, reference is made to “PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION - Stockholder Appraisal Rights,” in the Proxy Statement, for a summary of appraisal rights which will be available to minority stockholders of DSL in connection with the Merger).

(g)  Calculation of the Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 99(g) to DSL’s Schedule 13E-3 filed on November 15, 2006).